

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2019

David Morris
Chief Financial Officer
RBB Bancorp
1055 Wilshire Boulevard, 12th Floor
Los Angeles, California 90017

Re: RBB Bancorp
    Form 10-K for Fiscal Year Ended December 31, 2018
    Filed March 27, 2019
    File No. 001-38149

Dear Mr. Morris:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services